ORKO SILVER CORP.

(An Exploration Stage Company)

QUARTERLY REPORT TO SHAREHOLDERS

FOR THE THREE MONTHS ENDED JANUARY 31, 2008 AND 2007

(Expressed in Canadian Dollars)

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED JANUARY 31, 2008 AND 2007

(Dated March 31, 2008)

Management’s Responsibility for Financial Reporting

The accompanying consolidated interim financial statements have been prepared by management and are in accordance with Canadian Generally Accepted Accounting Principles. Other information contained in this document has also been prepared by management and is consistent with the data contained in the consolidated financial statements. Management maintains a system of disclosure controls and procedures designed to provide reasonable assurance that the assets are safeguarded and the financial and other factual information contained herein is accurate and reliable. Further, management has evaluated these controls and procedures and determined that they are appropriate and effective, and have so certified. In the current year, there has been no change in the Company’s internal control over financial reporting that has materially affected, or is likely to materially affect, the Company’s internal control over financial reporting.

The Board of Directors approves the financial statements and ensures that management has discharged its financial responsibilities. The Board’s review is accomplished principally through the Audit Committee, which meets periodically to review all financial reports, prior to filing.

Certain statements in this report may constitute forward-looking statements that are subject to risks and uncertainties. A number of important factors could cause actual outcomes and results to differ materially from those expressed in these forward-looking statements. Consequently, readers should not place any undue reliance on such forward-looking statements. In addition, these forward-looking statements relate to the date on which they were made. See Notes to the Financial Statements regarding going concern, commitments, contingencies, legal matters, environmental matters and other matters, which could materially affect the Company’s future business, results of operations, financial position and liquidity.

Description of Business

La Preciosa Property:

On December 1, 2003, the Company entered into a joint venture with Minas Sanluis S.A. de C.V., a subsidiary of Wheaton River Minerals Ltd. (now Goldcorp Inc.), with Luismin, S.A. de C.V., and with Minera Thesalia, S.A. de C.V. to acquire an interest in the La Preciosa gold/silver project located in the State of Durango, Mexico. Under the terms of the agreement, Orko earns a 51 per cent interest in the project by incurring exploration and development expenditures of US$1 million over the next five years. The Company also issued 50,000 common shares to Minas Sanluis upon TSX Venture Exchange approval and a further 50,000 common shares were to be issued 12 months following the acceptance date. However, on March 3, 2006, the Company announced that it had reached an agreement with Goldcorp Inc. to acquire 100 per cent ownership of the La Preciosa Project. Pursuant to this new agreement, the Company acquired the remaining 25 per cent interest in La Preciosa from Goldcorp for consideration of US $1 Million, satisfied by issuing to Luismin S.A. de C.V. (a subsidiary of Goldcorp) common shares of Orko at a deemed price of CDN $0.48 per share. In June 2006, the Company issued 2,378,750 shares to Luismin S.A. de C.V. and acquired 100% of the La Preciosa property.

The La Preciosa property hosts tertiary-aged gold and silver bearing epithermal quartz vein systems, associated with barite and minor quantities of base metals. The vein trend is principally north/south, although there are subordinate, mineralized vein systems that run in an east/west direction. Veins have been traced for over 5 km along strike with thicknesses of up to 40 metres encountered in drill intercepts. The La Preciosa claims cover over 1,300 hectares and are located about an hour and a half from Durango, Durango State, Mexico.

ORKO SILVER CORP.

(An Exploration Stage Company)

QUARTERLY REPORT TO SHAREHOLDERS

FOR THE THREE MONTHS ENDED JANUARY 31, 2008 AND 2007

(Expressed in Canadian Dollars)

Description of Business (continued)

In January 2005, the Company had retained a geophysics contractor to conduct an IP survey on the La Preciosa property. During the second quarter, the survey was completed and a number of targets were identified. In February 2005, management signed an agreement with Major Drilling de Mexico, S.A. de C.V. to undertake a drilling program, initially estimated at approximately 5,000 metres. In May 2005, based on the results to that point, the Company extended the program for an additional 5,000 metres, and engaged a second drill capable of greater depths. The results of this extension were very encouraging, and the Company was able to release an Inferred Resource Estimate indicating an in-situ resource of approximately 22.3 million ounces of Silver – Equivalent, based on the assay results from 18 of its first 24 holes completed.

The Company has completed several phases of the drilling program on the La Preciosa property and subsequent to the year-end, continues to drill the property. The Company has released assay results for 161 holes, and has been able to extend the strike length to 3.5 km in the resource area to date, and has added a major new vein deeper in the stratigraphy, named the “Martha” vein. At the site, four core shacks have been constructed and a new road access route to southern targets completed. To date, a total of 220 holes have been drilled for over 90,000 metres and of these, assay results for only the first 149 holes were included in an updated “Inferred Resource Estimate –V” reported on March 31, 2008 for an in-situ resource of approximately 103.2 million ounces of Silver – Equivalent.

Santa Monica Property:

On June 21, 2004, the Company announced that it had acquired an option for a 51 per cent participation in a second property from Wheaton (now Goldcorp Inc.) through its subsidiary, Minas de Sanluis S.A. de C.V. The terms of this second option are similar to those of the first with Wheaton on the La Preciosa property. The Company is required to make expenditures of US$1 million over the next five years and to issue 100,000 common shares, the first 50,000 shares upon acceptance by the TSX Venture Exchange and the remaining 50,000 shares after one year from the date of approval. The property, termed “Santa Monica”, covers 16,000 hectares and is located in the Municipality of Panuco de Coronado, Durango State, Mexico, and is adjacent to the La Preciosa property. On February 9, 2007, the Company issued the second tranche of 50,000 common shares to Luismin S.A. de C.V.

On the Santa Monica property, an initial work program has been completed at this time, including mapping of the Mesa de los Panuqueños area, together with sampling of 706 rock float samples and 1,920 soil samples. Initial results from the sampling have been received and reported. An IP geophysical survey, which commenced in March 2007, has completed 212 line-kilometres over the sample area in the northeast sector of the property. The Company plans to initiate a 10,000 metre drilling program for the first phase of the Santa Monica project in the near future.

ORKO SILVER CORP.

(An Exploration Stage Company)

QUARTERLY REPORT TO SHAREHOLDERS

FOR THE THREE MONTHS ENDED JANUARY 31, 2008 AND 2007

(Expressed in Canadian Dollars)

Description of Business (continued)

San Juan Property:

On April 25, 2006 the Company had announced that it had signed an Option Agreement with Silver Standard Resources Inc. to acquire a 75 per cent interest in its “San Juan” property located in the state of Durango, Mexico. The San Juan property is immediately adjacent to the west of the Company’s La Preciosa property and Santa Monica Joint Venture. Under the terms of the Option Agreement, Orko Silver can earn a 75 per cent interest in the San Juan property from Silver Standard Mexico S.A. de C.V. (a wholly owned subsidiary of Silver Standard Resources Inc.) by incurring exploration expenditures of US $750,000 over a three year period, and by issuing 40,000 common shares to Silver Standard upon acceptance of filing of the Option Agreement by the TSX Venture Exchange. In addition, satisfying the option expenditure requirement to earn the 75 per cent interest in the San Juan property, the agreement provides that the Company grant Silver Standard a "Back-in Right" to increase its interest by 10 per cent, to a 35 per cent total interest in the Joint Venture by incurring the next US $750,000 in expenditures on the property. On May 16, 2006 the Company issued 40,000 common shares to Silver Standard as per the terms of the agreement for acquiring the 75 per cent interest in the San Juan property.

An ASTER alteration satellite imagery study for the San Juan property was initially completed and mapping has commenced in the southeast of the San Juan property, extending the strike length of the Nancy Sur, La Plomosa, El Vaquero and the La Plomosa Sur structures. In addition, an expanded soil geochemical survey of the property is ongoing.

In late 2007, the Company initiated a 10,000 metre drilling program for the first phase of the San Juan project, targeted for La Plomosa and El Vaquero veins. Eight drill holes have been completed in the La Plomosa target area for 3,372 metres and the Company is awaiting assay results.

ORKO SILVER CORP.

(An Exploration Stage Company)

QUARTERLY REPORT TO SHAREHOLDERS

FOR THE THREE MONTHS ENDED JANUARY 31, 2008 AND 2007

(Expressed in Canadian Dollars)

Results of Operations for the Three Months Ended January 31, 2008 and 2007:

In the first quarter, the Company incurred significantly higher exploration costs of $2,225,651 compared to $1,430,856 incurred in first quarter of last year. These costs were incurred primarily on the La Preciosa property with the first quarter costs on this property amounting to $2,076,033. The Company also incurred exploration costs of $42,746 on the Santa Monica property and $106,782 on the San Juan property. Of the exploration costs incurred, drilling costs for the period aggregated $1,688,651, geological costs were $187,599, assay costs were $91,632, site costs were $206,100 and general exploration costs totaled $51,579.

In the first quarter of 2008, the Company also incurred significantly higher general expenses of $1,080,177, up 67 per cent over those incurred in the first quarter of last year of $647,369. The higher costs reflect increased management activity in support of the La Preciosa project.

Management fees of $79,200 and office costs of $38,650 rose in connection with the Company’s increase in staff and increased operational presence in Mexico, up from $39,500 and $17,953 respectively in the prior year. Similarly, the overall higher level of activity resulted in higher rent charges of $18,390, up 53 per cent over the amount incurred in 2007 of $12,000, due to a lease renewal and an increase in office space requirements. Higher professional fees, of $62,283, also resulted, up significantly from $10,000 in 2007. Investor relations costs rose to $149,344, up 31 per cent over those incurred last year of $114,026. The higher costs resulted from the necessary travel overseas as part of the Company’s investor relations efforts. Also, the Company recorded a non-cash charge of $467,528 to earnings representing the imputed value of stock options granted to directors, officers and consultants, compared to a charge of $208,947 recorded last year.

Overall, in the first quarter of 2008, the Company incurred a loss of $3,243,569 or $0.03 per share, 56 per cent higher than the loss last year of $2,078,195 or $0.03 per share. The dramatic increase is attributable primarily to the significantly higher exploration costs, up 56 per cent, and the impact of the higher stock-based compensation expense.

ORKO SILVER CORP.

(An Exploration Stage Company)

QUARTERLY REPORT TO SHAREHOLDERS

FOR THE THREE MONTHS ENDED JANUARY 31, 2008 AND 2007

(Expressed in Canadian Dollars)

Statement of Mining and Exploration Expenditures for the Period Ended January 31, 2008

MINING PROPERTIES	LA PRECIOSA	SANTA MONICA	SAN JUAN	TOTAL
Balance, October 31, 2007	$1,234,163	$50,000	$32,000	$1,316,163
Additions in the period:	-	-	-	-
Balance, October 31, 2007	$1,234,163	$50,000	$32,000	$1,316,163

EXPLORATION EXPENDITURES	LA PRECIOSA	SANTA MONICA	SAN JUAN	TOTAL
YEAR TO DATE
Drilling	$1,618,481	$-	$70,170	$1,688,651
Geological	143,258	21,376	22,965	187,599
Geophysical	-	-	-	-
Assay	79,601	8,589	3,442	91,632
Site costs	200,700	5,400	-	206,100
General exploration	33,993	7,381	10,205	51,579
Total expenditures for the period	$2,076,033	$42,746	$106,782	$2,225,561

EXPLORATION EXPENDITURES	LA PRECIOSA	SANTA MONICA	SAN JUAN	TOTAL
TOTAL TO DATE
Drilling	$11,100,846	$-	$458,893	$11,559,739
Geological	876,656	107,953	97,348	1,081,956
Geophysical	96,712	106,740	10,343	213,795
Assay	1,359,974	24,461	64,521	1,448,956
Site costs	1,632,915	148,992	98,735	1,880,642
General exploration	290,993	111,018	54,885	456,896
Total expenditures to date	$15,358,097	$499,163	$784,725	$16,641,983

ORKO SILVER CORP.

(An Exploration Stage Company)

QUARTERLY REPORT TO SHAREHOLDERS

FOR THE THREE MONTHS ENDED JANUARY 31, 2008 AND 2007

(Expressed in Canadian Dollars)

Selected annual financial information:

	For the year ended October 31, 2007	For the year ended October 31, 2006	For the year ended October 31, 2005 (Restated)
Total revenues	Nil	Nil	Nil
Loss before discontinued operations and extraordinary items:
(i) total for the year	12,432,590	7,065,743	2,608,215
(ii) per share	0.15	0.13	0.11
(iii) per share fully diluted	0.15	0.13	0.11
Net loss:
(i) total for the year	12,432,590	7,065,743	2,608,215
(ii) per share	0.15	0.13	0.11
(iii) per share fully diluted	0.15	0.13	0.11
Total assets	10,364,538	4,624,252	308,590
Total long-term financial liabilities	Nil	Nil	Nil
Cash dividends declared per-share	Nil	Nil	Nil

The loss for 2007 includes approximately $7.9 million in drilling, up $3.2 million, and other exploration costs incurred primarily on the La Preciosa property. The loss also includes $2,631,156 in stock-based compensation for options granted in 2007 and prior years.

The loss for 2006 includes approximately $4.7 million in drilling, up $2.9 million, and other exploration costs incurred on the La Preciosa property. The loss also includes $750,165 in stock-based compensation for options granted in 2006 and prior years.

The loss for 2005 includes approximately $1.8 million in drilling and other exploration costs incurred on the La Preciosa property. The 2005 loss also includes $136,650 in stock-based compensation for options granted in 2005 and prior years.

ORKO SILVER CORP.

(An Exploration Stage Company)

QUARTERLY REPORT TO SHAREHOLDERS

FOR THE THREE MONTHS ENDED JANUARY 31, 2008 AND 2007

(Expressed in Canadian Dollars)

Selected quarterly financial information:

	4th Quarter Ended October 31, 2007	3rd Quarter Ended July 31, 2007	2nd Quarter Ended April 30, 2007	1st Quarter Ended January 31, 2007
(a) Revenue				Nil
(b) Loss for period				3,243,569
(c) Loss per share				0.03
	4th Quarter Ended October 31, 2007	3rd Quarter Ended July 31, 2007	2nd Quarter Ended April 30, 2007	1st Quarter Ended January 31, 2007
(a) Revenue	Nil	Nil	Nil	Nil
(b) Loss for period	3,585,319	3,026,578	3,742,498	2,078,195
(c) Loss per share	0.04	0.04	0.05	0.03
	4th Quarter Ended October 31, 2006	3rd Quarter Ended July 31, 2006	2nd Quarter Ended April 30, 2006	1st Quarter Ended January 31, 2006
(a) Revenue	Nil	Nil	Nil	Nil
(b) Loss for period	1,981,940	2,088,310	1,892,052	1,103,441
(c) Loss per share	0.03	0.04	0.04	0.03

During the first quarter of 2008, drilling and other exploration costs were $2.2 million, incurred primarily by the continued drilling on the La Preciosa property. Stock-based compensation recorded to reflect the computed value of stock options that vested in the quarter was $0.5 million. Other operating expenses amounted to $0.6 million.

During 2007 drilling and other exploration costs increased throughout the year, from $1.4 million in the first quarter to $2.3 million in the fourth quarter, as the Company contracted a third and then a fourth drill rig and also expanded its drill program to the San Juan property. For all four quarters of 2007, a major component of general operating expenses was the charge for stock-based compensation recorded to reflect the computed value of stock options that vested in the year, which fluctuated between $0.2 and $1.1 million over the quarters. Other operating expenses were fairly consistent throughout the year and averaged $0.5 million.

During 2006 drilling and other exploration costs increased throughout the year, from $0.9 million in the first quarter to $1.6 million in the fourth quarter, as the Company continued drilling on the La Preciosa property and incurred increasing assay costs. For the second and third quarters of 2006, a major component of general operating expenses was the charge for stock-based compensation recorded to reflect the computed value of stock options that vested in the periods, which amounted to $0.4 million for each of these quarters. Stock-based compensation was negligible in the first and fourth quarters. After increasing from $0.2 million in the first quarter, other operating expenses were fairly consistent for the last three quarters of the year, averaging $0.5 million per quarter as the Company completed three private placements.

ORKO SILVER CORP.

(An Exploration Stage Company)

QUARTERLY REPORT TO SHAREHOLDERS

FOR THE THREE MONTHS ENDED JANUARY 31, 2008 AND 2007

(Expressed in Canadian Dollars)

Capital Stock:

Authorized: An unlimited number of Common shares without par value.

	Number of	Amount
	Shares	$

Balance at October 31, 2006	65,311,296	14,172,827
Issued during the year

For cash:
Private placements, net of share issue costs (Note 6(b)(iv))	3,943,000	2,495,296
Exercise of options	2,220,000	1,069,950
Exercise of agent unit options	346,575	103,973
Exercise of warrants	24,927,407	10,793,836

For property:
Issued for Santa Monica property (Note 5(b))	50,000	29,000

Transferred from contributed surplus:
Exercise of options	–	526,262
Exercise of agent unit options	–	100,221
Exercise of warrants	–	2,556,107

Balance at October 31, 2007	96,798,278	31,847,472
Issued during the period

For cash:
Exercise of options	535,000	245,450
Exercise of warrants	181,875	154,375

Transferred from contributed surplus:
Exercise of options	–	229,864
Exercise of warrants	–	44,000

Balance at January 31, 2008	97,515,153	32,521,161
Issued during the period

For cash:
Exercise of options	15,000	7,050
Exercise of warrants	331,875	298,875

Transferred from contributed surplus:
Exercise of options	–	3,216
Exercise of warrants	–	80,570

Balance at March 28, 2008	97,897,028	32,910,872

ORKO SILVER CORP.

(An Exploration Stage Company)

QUARTERLY REPORT TO SHAREHOLDERS

FOR THE THREE MONTHS ENDED JANUARY 31, 2008 AND 2007

(Expressed in Canadian Dollars)

Warrants:

Warrant activity since October 31, 2006 is presented below:

	Number of Shares	Weighted Average Exercise Price $

Outstanding, October 31, 2006	26,001,520	0.45
Issued	2,318,075	0.91
Exercised	(24,927,407)	0.43

Outstanding, October 31, 2007	3,392,188	0.91
Exercised	(181,875)	0.85

Outstanding, January 31, 2008	3,210,313	0.91
Exercised	(331,875)	0.90

Outstanding, March 28, 2008	2,878,438	0.91

Warrants outstanding at March 28, 2008 had expiry dates between May 23, 2008 and August 24, 2009.

The following table summarizes the warrants outstanding at January 31, 2008 and March 28, 2008:

Number of Shares
January 31, 2008	March 28, 2008	Exercise Price $	Issue Date	Expiry Date
1,295,688	1,145,688	0.78	May 23, 2006	May 23, 2008
1,914,625	1,732,750	1.00	August 24, 2007	August 24, 2009

3,210,313	2,878,438

ORKO SILVER CORP.

(An Exploration Stage Company)

QUARTERLY REPORT TO SHAREHOLDERS

FOR THE THREE MONTHS ENDED JANUARY 31, 2008 AND 2007

(Expressed in Canadian Dollars)

Options:

The Company has a plan to grant stock options to directors, officers, employees and consultants of the Company. On January 21, 2008, the Company adopted an amendment to its 20% Fixed Plan, which was subsequently approved by shareholders at its Annual General Meeting of Shareholders to grant options to directors, officers, employees, dependent contractors and consultants of the Company. Under the amended plan, the board of directors has the discretion to issue the equivalent of up to 19,438,030 shares. Options are generally for a term of up to five years from the date granted and are exercisable at a price that is not less than the market price on the date granted.

Stock option activity since October 31, 2006 is presented below:

	Number of Shares	Weighted Average Exercise Price $

Outstanding, October 31, 2006	6,215,000	0.45
Granted	9,375,000	0.80
Exercised	(2,220,000)	0.48

Outstanding, October 31, 2007	13,370,000	0.69
Granted	150,000	1.52
Exercised	(535,000)	0.48

Outstanding, January 31, 2008	12,985,000	0.71
Granted	4,705,000	1.79
Exercised	(15,000)	0.47

Outstanding, March 28, 2008	17,675,000	1.00

ORKO SILVER CORP.

(An Exploration Stage Company)

QUARTERLY REPORT TO SHAREHOLDERS

FOR THE THREE MONTHS ENDED JANUARY 31, 2008 AND 2007

(Expressed in Canadian Dollars)

Options:

The following table summarizes the stock options outstanding and exercisable at January 31, 2008 and March 28, 2008:

Number of Shares
January 31, 2008	March 28, 2008	Exercise Price $	Issue Date	Expiry Date
840,000	840,000	0.11	October 21, 2003	October 21, 2008
75,000	75,000	0.13	November 30, 2004	November 30, 2009
100,000	100,000	0.25	January 28, 2005	January 28, 2010
50,000	50,000	0.63	April 22, 2005	April 22, 2010
1,310,000	1,310,000	0.55	March 3, 2006	March 3, 2011
200,000	185,000	0.47	March 23, 2006	March 23, 2011
1,450,000	1,450,000	0.55	September 11, 2006	September 11, 2011
300,000	300,000	0.58	February 6, 2007	February 6, 2012
1,720,000	1,720,000	0.69	March 8, 2007	March 8, 2012
150,000	150,000	0.92	April 13, 2007	April 13, 2012
25,000	25,000	0.95	May 10, 2007	May 10, 2012
350,000	350,000	0.85	June 14, 2007	June 14, 2012
1,040,000	1,040,000	0.82	July 12, 2007	July 12, 2012
4,975,000	4,975,000	0.85	August 31, 2007	August 31, 2012
200,000	200,000	1.15	September 20, 2007	September 20, 2012
50,000	50,000	1.26	September 25, 2007	September 25, 2012
150,000	150,000	1.52	January 21, 2008	January 21, 2009
–	4,705,000	1.79	March 20, 2008	March 20, 2013

12,985,000	17,675,000

Agents Options:

During the year ended October 31, 2006, the Company issued 680,000 agent options to purchase 680,000 units. Agent option activity since October 31, 2006 is presented below:

	Number of Units	Exercise Price per Unit

Outstanding, October 31, 2006	346,575	0.30
Exercised	(346,575)	0.30
Outstanding, October 31, 2007, January 31, 2008 and March 28, 2008	-	$-

Shares in Escrow:

Nil.

ORKO SILVER CORP.

(An Exploration Stage Company)

QUARTERLY REPORT TO SHAREHOLDERS

FOR THE THREE MONTHS ENDED JANUARY 31, 2008 AND 2007

(Expressed in Canadian Dollars)

Financial Position:

The Company’s financial position declined from the opening level, including cash and short-term investments, of $8,035,735 to the period end level of $5,237,519, comprised of cash on hand of $737,519 and $4,500,000 in short-term investments.

During the first quarter, the Company issued 535,000 shares on the exercise of options receiving proceeds of $245,450 and issued 181,875 shares from the exercise of warrants for proceeds of $154,375, for total cash received of $399,825.

In addition, the Company received $2,500,000 from the sale of short-term investments.

Offsetting this cash inflow, the loss for the first quarter of $3,243,569, after adjusting for non-cash items and changes in non-cash working capital accounts, amounted to a $3,198,041 cash requirement.

In summary, the aggregate net cash inflows from investing and financing activities during the first quarter, which totaled $2,899,825 essentially funded the adjusted cash operating loss for the period of $3,198,041, such that cash on hand of $737,519 and $4,500,000 in short-term investments remained at the end of the period available to fund the Company’s ongoing drilling program for the La Preciosa property and more advanced exploration of Santa Monica and San Juan.

Commitments:

Santa Monica Property:

On May 11, 2004, the Company acquired an option to earn a 51% interest in the Santa Monica property from Minas Sanluis S.A. de C.V. (“Minas Sanluis”), a wholly-owned subsidiary of Goldcorp Inc. (formerly Wheaton River Minerals Ltd.). Under the terms of the agreement, the Company can earn the interest by:

(a)

issuing 100,000 common shares of the Company to Minas Sanluis - the first 50,000 shares upon approval by the TSX Venture Exchange (the “Acceptance Date”) and the remaining 50,000 shares 12 months thereafter; and

(b)

incurring expenditures of US$1,000,000 over five years as follows:

Date	US$

March 10, 2006	75,000
March 10, 2007	100,000
March 10, 2008	125,000
March 10, 2009	250,000
March 10, 2010	450,000

The Company is obligated to pay 2% of net smelter returns on all product sold or deemed to have been sold on Santa Monica to certain royalty holders.

Pursuant to the terms of the agreement, the Company issued the first 50,000 shares to Minas Sanluis during the year ended October 31, 2005 and the second 50,000 shares on February 9, 2007. As at January 31, 2008, the Company has incurred exploration expenditures amounting to $499,163, and is consequently in compliance with the required expenditure commitments on the Santa Monica property.

ORKO SILVER CORP.

(An Exploration Stage Company)

QUARTERLY REPORT TO SHAREHOLDERS

FOR THE THREE MONTHS ENDED JANUARY 31, 2008 AND 2007

(Expressed in Canadian Dollars)

Commitments (continued):

San Juan Property:

On April 10, 2006, the Company acquired an option to earn a 75% interest in the San Juan property from Silver Standard Mexico S.A. de C.V. (“Silver Standard”), a wholly-owned subsidiary of Silver Standard Resources Inc. Under the terms of the agreement, the Company can earn the interest by:

(c)

issuing 40,000 common shares of the Company to Silver Standard upon approval by the TSX Venture Exchange (the “Acceptance Date”) and

(d)

incurring expenditures of US$750,000 cumulatively over three years as follows:

Date	US$
Incurred before April 10, 2007 (extended to July 10, 2007)	250,000
Incurred before April 10, 2009	750,000

Pursuant to the terms of the agreement, on May 16, 2006, the Company issued 40,000 shares to Silver Standard. As at January 31, 2008, the Company’s cumulative expenditures on the San Juan property exceed US $750,000, consequently meeting all of the expenditure commitments for acquiring 75 per cent interest in the property.

Office Leases:

(a)

On February 20, 2006, the Company entered into a joint lease agreement with an unrelated third party to lease office premises commencing July 1, 2006 for a term of five years. The lease commitment is shared equally between the two parties. As at January 31, 2008, Company’s portion of the lease payments for the remaining term of the lease is as follows:

$

2008	52,500
2009	70,000
2010	70,000
2011	46,700

(b)

On April 16, 2007, the Company entered into a lease agreement, amended June 1, 2007, to lease office premises commencing June 1, 2007 for a term of three years. As at January 31, 2008, the Company’s gross lease payments for the remaining term of the lease are as follows:

$

2007	39,285
2008	52,380
2009	30,540

The Company subleases these premises to two companies having directors in common with the Company. The Company expects to recover two-thirds of the above amounts over the remaining term of the lease.

Management believes it has adequate working capital to meet its short-term obligations and plans on all properties, but anticipates that additional working capital will be required to sustain its active drilling program and will be met by additional placements of its common shares with investors.

ORKO SILVER CORP.

(An Exploration Stage Company)

QUARTERLY REPORT TO SHAREHOLDERS

FOR THE THREE MONTHS ENDED JANUARY 31, 2008 AND 2007

(Expressed in Canadian Dollars)

Off Balance Sheet Arrangements:

The Company has no material off balance sheet arrangements in place.

Related Party Transactions:

(a)

Advances to Related Parties

As at January 31, 2008, advances to related parties consists of $nil (2007 – $19,632) advanced to officers of the Company for travel expenses to be incurred on behalf of the Company. These amounts are non-interest bearing and will be applied in the future against travel expenses incurred by the officers on behalf of the Company.

(b)

Due to Related Parties

As at January 31, 2007, due to related parties consists of $nil (2007 – $nil) payable to an officer of the Company for management fees, $6,563 (2006 - $79,761) payable to officers of the Company for travel expenses incurred on behalf of the Company, and $14,253 (2006 - $nil) payable to a director of the Company for exploration expenditures. These amounts are non-interest bearing, unsecured and have no fixed terms of repayment.

(c)

Related Party Transactions

During the period ended January 31, 2008 the Company entered into the following transactions with related parties:

(i)

Companies controlled by officers of the Company earned management fees of $79,200 (2007 – $39,500).

(ii)

The Company subleases office premises to related parties.

All of the above noted transactions have been in the normal course of operations and are recorded at their exchange amounts, which is the consideration agreed upon by the related parties.

Investor Relations:

In May, 2006, the Company retained Meridian Capital International Ltd. ("Meridian") of Vancouver, British Columbia to provide corporate finance advisory services to the Company. On May 31, 2007, the Company terminated its contract with Meridian Capital International Ltd.

Adoption of New Accounting Standards and Developments:

(a)

Financial Instruments

(i)

CICA 3862, “Financial Instruments – Disclosures”

This standard relates to the disclosure of financial instruments. It applies to interim and annual financial statements for fiscal years beginning on or after October 1, 2007. CICA 3863, “Financial Instruments – Presentation” must be adopted at the same time, replacing CICA 3861, “Financial Instruments – Disclosure and Presentation”.  The Company adopted the standard on November 1, 2007.

ORKO SILVER CORP.

(An Exploration Stage Company)

QUARTERLY REPORT TO SHAREHOLDERS

FOR THE THREE MONTHS ENDED JANUARY 31, 2008 AND 2007

(Expressed in Canadian Dollars)

Adoption of New Accounting Standards and Developments (continued):

(ii)

CICA 3863, “Financial Instruments – Presentation”

This standard relates to the presentation of financial instruments. It applies to interim and annual financial statements for fiscal years beginning on or after October 1, 2007. CICA 3862, “Financial Instruments – Presentation” must be adopted at the same time, replacing CICA 3861, “Financial Instruments – Disclosure and Presentation”. The Company adopted the standard on November 1, 2007.

(b)

CICA 1535, “Capital Disclosures”

This standard relates to the disclosure of capital management strategies. It applies to interim and annual financial statements for fiscal years beginning on or after October 1, 2007. The Company adopted the standard on November 1, 2007.

(c)

CICA 3064, “Goodwill and Intangible Assets” and amended CICA 1000, “Financial Statement Concepts”

These standards clarify the criteria for the recognition of assets, intangible assets and internally developed intangible assets. They apply to interim and annual financial statements for fiscal years beginning on or after October 1, 2008. Early adoption is permitted. The Company will adopt these standards commencing for its interim and annual financial statements for the fiscal year ending October 31, 2009.

(d)

International Financial Reporting Standards

In February 2008, the Canadian Accounting Standards Board (“AcSB) confirmed the date for the mandatory changeover from existing Canadian GAAP to International Financial Reporting Standards (“IFRS”). The change is to take effect for financial years beginning on or after January 1, 2011. The Company continues to monitor and assess the impact that IFRS will have on its financial statements.

Critical Accounting Estimates:

In the preparation of these financial statements, the Company is required to make estimates and assumptions, which impact on the accounting and reporting of its assets, liabilities, revenues and expenses in the period. The critical accounting estimates arise in relation to the following:

(a)

Mineral properties

The initial value attributed to a property on acquisition and the ongoing reported value reflect management’s assessment of the continuing interest it has for performing additional work and incurring the related additional expenditure to advance the information base on which it will determine the potential magnitude of mineralization and ultimately, whether it has economic value. If information is learned which, in management’s view, impairs the ongoing level of its interest and consequent plans for further project work, the carrying value of each of the Company’s mineral properties, on an individual basis, is adjusted to reflect the level of impairment experienced. Such information on a property would include a significant unfavourable change in the political, legal, regulatory, or title status, the environmental conditions, property accessibility, or disappointing geophysical, geochemical or assay results. The impairment adjustment would be computed, based on management’s assumptions, estimates and judgment, to reduce the carrying value of each impaired property to an appropriate value based on the information, and ultimately to the net realizable value to the Company on sale or abandonment.

ORKO SILVER CORP.

(An Exploration Stage Company)

QUARTERLY REPORT TO SHAREHOLDERS

FOR THE THREE MONTHS ENDED JANUARY 31, 2008 AND 2007

(Expressed in Canadian Dollars)

Critical Accounting Estimates (continued):

(b)

Asset Retirement Obligations

The Company routinely assesses whether there is any need for property remediation on a property-by-property basis to determine whether there will be a need for future costs to be incurred when a property is abandoned. The Company relies on its professional, technical advisors to provide these assessments, drawing from their expertise, historical documentation and experience. To date, there have been no costs identified for future expenditure with respect to any of the Company’s properties.

(c)

Impairment of Long-Lived Assets

The Company routinely assesses whether the carrying values of its long-lived assets continue to be appropriate and have not been impaired. When an impairment has been identified for an individual asset or group of assets, the individual or group carrying value is adjusted to reflect the degree of impairment experienced, and ultimately to reflect the net realizable value to the Company on sale or abandonment.

(d)

Income taxes

The Company calculates its income tax liabilities in accordance with prevailing income tax regulations in Canada and other jurisdictions in which it operates, and in doing so, makes assumptions, interpretations and estimates on the treatment, timing and eligibility of various costs in the determination. The Company also makes interpretations of the regulations and their applicability to the Company’s circumstances. Finally, the Company makes assumptions and estimates on the overall tax impact on the Company’s consolidated operations.

(e)

Stock-based compensation

The Company awards options as compensation to its directors, officers, staff and consultants, and determines the expense associated with such option grants using the Black-Scholes pricing model in accordance with Canadian accounting practice. The application of this model requires that a number of input variables be determined by the Company for each reporting period using historical data and assumptions and estimates.

Risks and Uncertainties:

(a)

Exploration and development risks:

Resource exploration and development has inherently considerable risk and is therefore highly speculative in nature. The Company’s exploration activity to date involves procedures which are not definitive and are subject to considerable interpretation and inference, and consequently the results reported are subjective in nature and may not reflect actual mineralization present. Further, there is no indication that the success achieved to date will continue, and that the Company will be able to report sufficient mineralization for there to be economically recoverable quantities of minerals determined at some point in the future.

In addition, the Company’s operations rely on the availability of skilled labour and materials in the region of its operations, and there can be no assurance that these resources will continue to be available and available at cost levels which will be affordable to the Company.

ORKO SILVER CORP.

(An Exploration Stage Company)

QUARTERLY REPORT TO SHAREHOLDERS

FOR THE THREE MONTHS ENDED JANUARY 31, 2008 AND 2007

(Expressed in Canadian Dollars)

Risks and Uncertainties (continued):

(b)

Uncertainty of title risks:

The Company has obtained clear title of its properties and has received assurances from its joint venture partners that they also hold clear title to their properties under our joint venture agreements. However, the procedures taken to ensure clear title may not be sufficient, and future challenge of title may result, due to unregistered prior entitlements or prior regulatory non-compliance.

(c)

Environmental risks:

The Company manages its exploration and development activities to minimize the environmental damage at all times, and it endeavours to remediate the sites and facilities immediately upon withdrawal from any particular location to the full satisfaction of landowners and governmental requirements. However, there remains the risk that some aspect of our activity may have caused or will cause environmental damage, and the Company will need to further remediate the land and facilities and incur added costs in so doing.

(d)

Political and Regulatory risks:

The Company’s operations are subject to control and scrutiny by several levels of government, various departments within each level, and corporate, environmental and mining regulations. Consequently, the Company is exposed to a large array of conditions to satisfy on a daily basis in its activities, and considerable risk exists that the Company will fail to be fully compliant in all respects in this political and regulatory environment.

(e)

Foreign Exchange risks:

The Company incurs most of its expenditures in foreign countries and consequently is exposed to foreign exchange risks due to changes in the value of the Canadian dollar with respect to these foreign currencies. A weakening of the Canadian dollar with respect to these foreign currencies would increase the costs of the Company’s activities in these foreign jurisdictions. The Company does not hedge its exposures to movements in the exchange rates at this time.

(f)

Financial risks:

The Company has financed its exploration and development activities through the sale of its common shares. The Company has a history of losses from its activities to date and has incurred an operating loss from its current operations this year. The Company does not expect to earn revenues in the foreseeable future, which would offset the costs of its exploration and development activities, and consequently expects to continue to report operating losses for the foreseeable future. The Company plans to continue to finance its day-to-day operations through the sale of common shares of its capital. However, there is no assurance that the Company will be successful in selling its common shares to the investing public, and thereby raise sufficient capital to continue its activities. Further, there is no assurance that the capital markets will be available, and will support the sale of resource-based common shares in the future.

ORKO SILVER CORP.

(An Exploration Stage Company)

QUARTERLY REPORT TO SHAREHOLDERS

FOR THE THREE MONTHS ENDED JANUARY 31, 2008 AND 2007

(Expressed in Canadian Dollars)

Risks and Uncertainties (continued):

(g)

Mineral price risks:

Mineral prices, in particular gold and silver, are volatile, and have risen sharply in recent periods. The prices are subject to market supply and demand, political and economic factors, and commodity speculation, all of which can interact with one another to cause significant price movement from day to day and hour to hour. These price movements can affect the Company’s ability to operate and to raise financing through the sale of its common shares.

Subsequent Events:

(a)

The Company held its annual shareholder meeting on March 13, 2008, during which it received shareholder approval to the Shareholder Rights Plan Agreement dated December 4, 2007 between the Company and Pacific Corporate Trust Company. At the meeting, the Company also received disinterested shareholder approval to Amendment No. 1 to its Stock Option Plan to increase the number of options available for grant to 20% of the Company’s issued and outstanding shares as of January 21, 2008.

(b)

On March 20, 2008, the Company announced that it had granted to directors, officers and consultants options to purchase a total of 4,705,000 shares. All optioned shares are exercisable at an exercise price of $1.79 per share for a period of five (5) years ending March 20, 2013. One quarter of the options will vest every three months with the first quarter vesting immediately.

(c)

From February 1, 2008 to March 28, 2008, a total of 381,875 common shares were issued subject to the exercise of stock options and warrants for gross proceeds of $305,925.

Additional information:

Additional information relating to the Company may be accessed on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.